Exhibit 99.1

Foresight Announces Second Quarter 2022 Financial Results

NESS ZIONA, Israel — August 19, 2022 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX) (“Foresight”), today reported financial results for the second quarter of 2022. Foresight ended the first half of 2022 with revenues of $248,000 and with $35.6 million in cash, cash equivalent, restricted cash and short-term deposits.

The Company reported a U.S. generally accepted accounting principles (“GAAP”) net loss of $10.1 million and a non-GAAP net loss of $9.7 million for the second quarter of 2022, compared to a GAAP net loss of $3.2 million and a non-GAAP net loss of $2.7 million for the second quarter of 2021, reflecting an increase of 216% and 259%, respectively, resulting mainly from revaluation of the Company’s investment in Rail Vision Ltd (Nasdaq: RVSN) (“Rail Vision”) to its fair value, after Rail Vision’s initial public offering in April 2022.

“Foresight’s performance in the second quarter of 2022 was focused on demonstrating the broad viability of our stereoscopic vision technology for autonomous and semi-autonomous vehicle applications. We believe that the agreements we signed with leading Tier One suppliers, ZF North America Inc. and Hitachi Astemo Americas Inc., as well as the progress made with Elbit Systems Ltd. mark a significant milestone in our sales cycle, as we move forward from proof of concept (POC) projects to a co-development stage, getting us closer to the design win stage in which we aim to win a contract for mass production,” said Haim Siboni, Foresight’s CEO.

“Our key business achievements reveal significant interest across markets, industries and geographies. During the second quarter, Foresight signed agreements with multiple Tier One suppliers for passenger vehicles, commercial vehicles, industrial technology, unmanned vehicles and vehicle-control systems. We believe that this diversity is a solid indication of the breadth and depth of Foresight’s total addressable market, and we expect to see continued interest in the second half of 2022 from industries including defense, transportation and agriculture.”

Second Quarter 2022 Financial Results

●	Revenues for the three months ended June 30, 2022 amounted to $213,000. We did not generate revenues in the three months ended June 30, 2021. The revenues were generated from a successful completion of several milestones in of the customization project with Elbit Systems Ltd. (Nasdaq: ELBT) in the amount of $188,000, and from a completion of the first milestone of a POC project with a leading tier one supplier in the amount of $25,000.

●	Research and development (R&D) expenses, net for the three months ended June 30, 2022 were $2,806,000, compared to $2,436,000 for the three months ended June 30, 2021. The increase is attributed mainly to an increase in payroll and related expenses in the amount of $439,000. R&D expenses in the second quarter of 2022 were offset by participation from the European Horizon 2020 program in the amount of $89,000.

●	Marketing and sales (S&M) expenses, net for the three months ended June 30, 2022 were $605,000, compared to $489,000 for the three months ended June 30, 2021. The increase is attributed mainly to an increase in exhibitions, conventions and travel expenses in the amount of $85,000.

●	General and administrative (G&A) expenses for the three months ended June 30, 2022 were $837,000, compared to $812,000 for the three months ended June 30, 2021.

●	Finance expenses, net for the three months ended June 30, 2022 were $5,991,000, compared to finance income, net of $574,000 for the three months ended June 30, 2021. The decrease is mainly attributed to expenses from the revaluation of the Company’s investment in Rail Vision to its fair value following its initial public offering on Nasdaq, in the amount of $5,588,000 and by exchange rate differences and other expenses in the amount of $403,000.

●	GAAP net loss for the three months ended June 30, 2022 was $10,116,000, or $0.03 per ordinary share, compared to a GAAP net loss of $3,163,000, or $0.01 per ordinary share, for the three months ended June 30, 2021.

●	Non-GAAP net loss for the three months ended June 30, 2022 was $9,663,000, or $0.03 per ordinary share, compared to a non-GAAP net loss of $2,661,000, or $0.01 per ordinary share, in the same quarter last year. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release.

Balance Sheet Highlights

●	Cash, restricted cash and short-term deposits totaled $35.6 million as of June 30, 2022, compared to $45.7 million as of December 31, 2021.

●	GAAP shareholders’ equity totaled $37.4 million as of June 30, 2022, compared to $48.6 million as of December 31, 2021. The decrease is attributed mainly to the net loss for the period.

Second Quarter Corporate Highlights:

●	Foresight Collaborates with Chinese Tier One Supplier SUNWAY-AI on Product Development: In May, Foresight signed a memorandum of understanding (MOU) with SUNWAY-AI Technology Co., a global Chinese manufacturer of autonomous and unmanned intelligent vehicle products. According to the MOU, Foresight and SUNWAY-AI will establish a joint development program for an obstacle detection system for unmanned vehicles. The obstacle detection system will integrate Foresight’s stereoscopic technology using both thermal and visible light cameras. The MOU follows the successful completion of a POC project in January of this year.

●	Elbit Reveals Unmanned Robotic Combat Vehicle Integrated with Foresight Technology: At Eurosatory, the world’s leading land and airland defense and security exhibition, Elbit Systems, in collaboration with the Israeli Defense Forces, revealed a prototype of its new unmanned robotic combat vehicle equipped with Foresight’s QuadSight vision system. Foresight’s stereo-camera solution supports obstacle detection, terrain analysis and navigation plans in challenging conditions, including off-road driving and zero-visibility sandstorms. The Eurosatory exhibition drew more than 100,000 visitors from around the world.

●	Foresight Announces Joint Proof-of-Concept with Top Tier One Supplier ZF North America: In June, Foresight announced the signing of a joint paid POC project with ZF North America, a subsidiary of ZF Friedrichshafen AG (ZF). ZF is one of the world’s largest Tier One technology companies supplying systems for passenger cars, commercial vehicles and industrial technology. The POC project follows Foresight’s victory in the ZF Pitch Event held at the 2022 CES exhibition in January of this year.

●	Foresight Signs Agreement with Hitachi Astemo Americas: In late June, Foresight announced an agreement with Hitachi Astemo Americas, a global Japanese Tier One supplier of engine management, electric powertrain and integrated vehicle-control systems for the automotive industry. Per the agreement, Hitachi Astemo will conduct a paid joint POC project to test Foresight’s QuadSight and Mono2Stereo™ technologies together with Hitachi Astemo’s existing camera systems for distance measurement and object detection in simulated and real-life autonomous driving scenarios. The joint POC follows the successful evaluation of a QuadSight vision system prototype in 2021.

●	Foresight Participates in Virtual Events: During the second quarter, Foresight hosted and participated in multiple virtual events, drawing diverse investor attention to the company’s solutions for autonomous and semi-autonomous vehicles. In late March, Foresight presented and participated in a panel discussion at the Maxim Group Virtual Growth Conference. In May, Foresight hosted a virtual investor webinar on market trends and solutions for the autonomous and semi-autonomous era. Foresight also presented at the Sidoti Summer Small Cap Virtual Conference in June.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its belief that the agreements it has signed mark a significant milestone in its sales cycle, as it moves forward from POC projects to a co-development stage, with the aim of winning contracts for mass production and its belief that the diversity of its customer’s industries is an indication of the breadth and depth of its total addressable market, and that it expects to see continued interest in the second half of 2022 from industries including defense, transportation and agriculture. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of June 30, 2022	As of June 30, 2021	As of December 31, 2021
ASSETS

Current assets:
Cash and cash equivalents	$25,024	$23,750	$28,073
Restricted cash	102	133	115
Short term deposits	10,506	28,462	17,513
Marketable equity securities	5	11	12
Other current receivables	573	524	660
Total current assets	36,210	52,880	46,373

Non-current assets:
Operating lease right of use asset	2,398	1,916	2,594
Investment in equity securities	-	4,011	4,011
Marketable equity securities	2,223	-
Fixed assets, net	646	408	503
	5,267	6,335	7,108
Total assets	$41,477	$59,215	$53,481

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$251	$220	$253
Operating lease liability	617	416	587
Other accounts payables	1,542	1,689	1,865
Total current liabilities	2,410	2,325	2,705

Non-current liabilities:
Operating lease liability	1,625	1,547	2,143

Total liabilities	4,035	3,872	4,848

Shareholders’ equity:

Common stock of no par value;	-	-	-
Additional paid-in capital	129,032	127,492	128,209
Accumulated deficit	(91,944)	(72,293)	(79,804)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	37,088	55,199	48,405
Non-controlling interest	354	144	228
Total equity	37,442	55,343	48,633

Total liabilities and shareholders’ equity	$41,477	$59,215	$53,481

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
Revenues	248	--	213	--

Cost of revenues	(117)	--	(90)	--

Gross Profit	131	--	123	--

Research and development expenses, net	(5,498)	(5,095)	(2,806)	(2,436)

Sales and marketing	(1,229)	(985)	(605)	(489)

General and administrative	(2,025)	(2,018)	(837)	(812)

Operating loss	(8,621)	(8,098)	(4,125)	(3,737)

Finance income (expenses), net	(3,519)	573	(5,991)	574

Net loss	(12,140)	(7,525)	(10,116)	(3,163)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021

Net cash used in operating activities
Loss for the Period	(12,140)	(7,525)	(10,116)	(3,163)

Adjustments to reconcile loss to net cash used in operating activities:	4,033	1,761	6,838	(808)

Net cash used in operating activities	(8,107)	(5,764)	(3,278)	(3,971)

Cash Flows from Investing Activities
Changes in short term deposits	7,008	(23,296)	3,074	(3,343)
Investment in marketable securities	(1,001)	-	(714)	-
Purchase of fixed assets	(249)	(61)	(70)	(42)

Net cash provided by (used in) investing activities	5,758	(23,357)	2,290	(3,385)

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	-	13,508	-	-
Proceeds from exercise of warrants	-	595	-	-
Proceeds from exercise of options	-	57	-	-

Net cash provided by financing activities	-	14,160	-	-

Effect of exchange rate changes on cash and cash equivalents	(713)	72	(720)	(126)

decrease in cash, cash equivalents and restricted cash	(3,062)	(14,889)	(1,708)	(7,482)
Cash, cash equivalents and restricted cash at the beginning of the period	28,188	38,772	26,834	31,365

Cash, cash equivalents and restricted cash at the end of the period	25,126	23,883	25,126	23,883

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Six months		Three months
Adjustments to reconcile loss to net cash used in	ended		ended
operating activities:	June 30,		June 30,
	2022	2021	2022	2021
Share-based payment	949	1,663	453	502
Depreciation	106	80	55	36
Revaluation of securities	2,796	31	5,589	4
exchange rate changes on cash and cash equivalents	713	(72)	720	126

Changes in assets and liabilities:
Decrease (increase) in other receivables	88	(123)	355	(52)
Increase (decrease) in trade payables	(2)	(171)	(30)	53
Changes in operating lease liability	(292)	(122)	(233)	43
Increase (decrease) in other accounts payable	(325)	475	(71)	(1,520)
Adjustments to reconcile loss to net cash used in operating activities	4,033	1,761	6,838	(808)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Six months ended June 30		Three months ended June 30,
	2022	2021	2022	2021
GAAP operating loss	(8,621)	(8,098)	(4,125)	(3,737)
Stock-based compensation in cost of revenues	8	-	8	-
Stock-based compensation in research and development	461	675	247	195
Stock-based compensation in sales and marketing	129	230	40	78
Stock-based compensation in general and administrative	351	758	158	229
Non-GAAP operating loss	(7,672)	(6,435)	(3,672)	(3,235)

GAAP net loss	(12,140)	(7,525)	(10,116)	(3,163)
Stock-based compensation expenses	949	1,663	453	502
Non-GAAP net loss	(11,191)	(5,862)	(9,663)	(2,661)